

SECURITI 12063176 SION

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-36747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/10 (MM/DD/YY) AND ENDING 10/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TD Securities (USA) LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 West 52nd Street

(No. and Street)

New York	**NY**	**10019-60101**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Tripodi **212 827 7333**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OD 8/13/14

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Frank Tripodi**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **TD Securities (USA) LLC**, as of **October 31, 2011** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Managing Director, CFO

Title



Notary Public

SUZANNE CONNORS FRANCO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01FR6175998
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES OCTOBER 22, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Member's Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☒ (q) Independent Registered Public Accounting Firm Supplementary Report on Internal Control as required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Directors
TD Securities (USA) LLC

We have audited the accompanying statement of financial condition of TD Securities (USA) LLC (the "Company") as of October 31, 2011, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TD Securities (USA) LLC at October 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

December 15, 2011

TD Securities (USA) LLC

Statement of Financial Condition

October 31, 2011
(In Thousands)

Assets	
Cash	$ 203,801
Receivable from brokers, dealers and clearing organizations	238,949
Receivable from affiliates	45,309
Securities and other financial instruments owned, at fair value	10,383,368
Securities purchased under agreements to resell	13,238,006
Securities borrowed	1,388,448
Interest receivable	38,420
Taxes receivable	20,414
Deferred tax assets, net	39,513
Fixed assets (net of accumulated depreciation and amortization of $13,107)	16,456
Other assets	10,933
	$ 25,623,617
Liabilities and member's equity	
Liabilities:	
Loan payable to affiliates	$ 6,000,000
Payable to brokers, dealers and clearing organizations	656,107
Payable to affiliates	11,517
Securities sold under agreements to repurchase	14,053,200
Securities sold not yet purchased, at fair value	3,499,802
Interest payable	12,550
Accrued expenses and other liabilities	193,333
	24,426,509
Liabilities subordinated to claims of general creditors	1,085,000
Member's equity	112,108
Total liabilities and member's equity	$ 25,623,617

See accompanying notes.

TD Securities (USA) LLC

Statement of Income

Year Ended October 31, 2011
(In Thousands)

Revenues	
Interest and dividends	$ 197,840
Net loss from principal transactions in securities	(90,427)
Asset management and distribution commissions	68,357
Security commissions	46,233
Underwriting fees	38,149
Syndication fees	9,625
	269,777
Expenses	
Employee compensation and benefits	166,100
Interest	88,068
Distribution expense	23,200
Communications and equipment	20,964
Brokerage expense	15,216
Occupancy	10,650
Marketing	6,056
Professional fees	3,816
Depreciation and amortization	3,519
Other	23,874
	361,463
Net loss before income tax expense	(91,686)
Income taxes	(34,959)
Net loss	$ (56,727)

See accompanying notes.

TD Securities (USA) LLC

Statement of Changes in Member's Equity

Year Ended October 31, 2011
(In Thousands)

Balance at October 31, 2010	$ 168,835
Net loss during the year	(56,727)
Balance at October 31, 2011	$ 112,108

See accompanying notes.

TD Securities (USA) LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended October 31, 2011
(In Thousands)

Subordinated liabilities at October 31, 2011	$ 1,085,000

There were no redemptions or issuances of Liabilities Subordinated to Claims of General Creditors during the year.

See accompanying notes.

TD Securities (USA) LLC

Statement of Cash Flows

Year Ended October 31, 2011
(In Thousands)

Cash flows from operating activities	
Net loss	$ (56,727)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	3,519
Deferred tax benefit	(4,781)
Changes in operating assets and liabilities:	
Decrease (increase) in:	
Receivable from brokers, dealers and clearing organizations	1,380
Receivable from affiliates	(3,497)
Securities and other financial instruments owned	(1,802,898)
Securities purchased under agreements to resell	(4,247,139)
Securities borrowed	3,598,079
Interest receivable	(1,889)
Taxes receivable	(7,444)
Other assets	439
Increase (decrease) in:	
Payable to brokers, dealers and clearing organizations	616,351
Payable to affiliates	(41,285)
Securities sold under agreements to repurchase	1,472,952
Securities sold not yet purchased	(481,830)
Interest payable	2,465
Accrued expenses and other liabilities	38,432
Net cash used in operating activities	(913,873)
Cash flows from investing activities	
Purchase of fixed assets	(3,484)
Cash flows from financing activities	
Increase in bank loan payable	1,050,000
Net increase in cash	132,643
Cash at beginning of year	71,158
Cash at end of year	$ 203,801
Supplemental disclosures of cash flow information	
Cash paid for interest during the year	$ 85,603
Cash received for income taxes during the year	$ (22,858)

See accompanying notes.

TD Securities (USA) LLC

Notes to Financial Statements

October 31, 2011

1. Organization

TD Securities (USA) LLC ("TDSL" or the "Company") is a wholly owned subsidiary of Toronto Dominion Holdings II Inc. (the "Parent"), a wholly owned subsidiary of Toronto Dominion Holdings (USA) Inc., which is a wholly owned subsidiary of The Toronto-Dominion Bank (the "Bank").

TDSL operates as a registered introducing broker-dealer in U.S. debt, corporate debt, equity and money market securities. TDSL also acts as principal and an agent in the underwriting, distribution and private placement of debt and equity securities and other financial instruments. TDSL is registered with the Financial Industry Regulatory Authority ("FINRA").

Penson Financial Services, Inc. and Merrill Lynch Professional Clearing Corp., both U.S. broker-dealers, act as clearing agents for the majority of TDSL's trading activities. Additionally, TDSL clears certain fixed income securities through the Bank, The Bank of New York and National Financial Services LLC. The Company also self clears some fixed income trades.

Except as otherwise provided by the Delaware Limited Liability Company Act, and by applicable case law, a member of a Delaware limited liability company is generally not liable for the debts, obligations, or liabilities of the Company, much in the same manner as the shareholders, officers and directors of a corporation are generally not liable for the acts and omissions of the corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions. Significant accounting estimates include estimates for the valuation of securities and other financial instruments owned and futures contract, the realization of deferred tax assets, calculation of pension and post-retirement obligations and litigation reserves.

2. Summary of Significant Accounting Policies (continued)

Resale and Repurchase Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), which are treated as financing transactions and are collateralized primarily by U.S. Treasury securities, are carried at their contractual amounts, plus accrued interest. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale and repurchase agreements are netted by counterparty in the statement of financial condition.

Securities Lending and Borrowing Activities

Securities borrowed and loaned, generally collateralized by cash, are treated as collateralized financing transactions (except where letters of credit or other securities are used as collateral) and are recorded at the amount of collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Counterparties are principally other brokers and dealers and financial institutions.

Securities and Other Financial Instruments Owned

Securities, commodities, and other financial instruments transactions, as well as related revenues and expenses, are recorded on a trade date basis. All such securities, commodities and other financial instruments are carried at fair value in the statement of financial condition with related changes in unrealized appreciation or depreciation reflected in net loss from principal transactions in securities in the statement of income. Proprietary security transactions are generally based on published market prices and are recorded on a trade date basis.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation of furniture, fixtures and equipment is computed on a straight-line basis over estimated useful lives of five years. Depreciation of computer equipment and software is computed on a straight-line basis over estimated useful lives of three years. Amortization of leasehold improvements is

2. Summary of Significant Accounting Policies (continued)

determined on a straight-line basis over the lesser of the economic useful lives of the improvements, currently 15 years, or the terms of the leases. Maintenance and repairs, which do not extend the useful life of the respective assets, are charged to expense as incurred.

Derivative Financial Instruments

Derivatives are financial instruments, which include swaps, options and futures contracts, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over the counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties and relate specifically to swaps and forward contracts. The changes in the fair value of the derivative instruments are included in other assets or other liabilities in the statement of financial condition except for futures as these are settled on a daily basis, and unrealized gains and losses are recognized in net loss from principal transactions in securities in the statement of income.

The Company enters into transactions in options and futures contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities. The Company also uses derivatives to hedge market exposure on certain compensation liabilities.

Stock-Based Compensation

The Company provides Restricted Share Units ("RSUs") which are stock-based compensation units that vest and mature three years after the grant date to its qualified employees. The employee is paid a value at maturity equal to the closing share price of the Bank's share price on the Toronto Stock Exchange at maturity date. The awards are cliff vested, whereby employees are not entitled to any awards until the three-year vesting period ends. RSUs are classified as awards that call for settlement in cash.

RSUs are accrued for and expensed at the grant price (market value of the underlying shares at grant date) over the vesting period. On the balance sheet date, the RSU liability is marked to market and the change in the market value is recognized as compensation expense in the statement of income. To mitigate the variability of compensation cost resulting from the movement of the stock price, the Company entered into a swap agreement with the Bank. The related swap agreements are marked to market and changes in the market value are included in net loss from principal transactions in securities in the statement of income.

2. Summary of Significant Accounting Policies (continued)

Interest and Dividends

Interest and dividend revenues are earned from the underlying securities owned and collateralized financing transactions are accounted for on an accrual basis. Interest expense is incurred on loan payable to affiliates and subordinated borrowings and is accounted for on an accrual basis.

Commission Income

Commission income is earned on the underwriting of bonds and equities and is accounted for on an accrual basis.

Underwriting and Syndication Fees

Private placement and syndication fees are recorded at the time the placement or syndication is completed. Underwriting fees are recorded when underwritten securities are brought to market.

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange, while statement of income accounts are translated at a rate of exchange on the date the transactions occur. Gains or losses resulting from foreign currency transactions are included in the statement of income.

Employee Benefit Plans

Defined Benefit Plans

The costs of the pension and other postretirement plans are determined on the basis of actuarial valuations. The Company measures the plan assets and benefit obligations at each fiscal year end. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets.

2. Summary of Significant Accounting Policies (continued)

The fair value of plan assets is based on fair values generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate. The accumulated benefit obligation represents the actuarial present value of benefits attributed by the plan's benefit formula to employee service rendered prior to that date and based on current and past compensations levels.

The assumed discount rate, in management's judgment, reflects the rates at which benefits could be effectively settled. Such discount rate is used to measure the projected and accumulated benefit obligations and to calculate the service cost and interest cost. The assumed discount rate for each of the plans was selected in consultation with the independent actuaries, using a pension discount yield curve based on the characteristics of the plan benefit obligations.

The Company recognizes the changes in the net funded or unfunded plan assets immediately to income or expense.

The Company funds pension costs in the year accrued to the extent such costs do not exceed the deductibility limit under the Internal Revenue Code. The amount of contribution is based on the Company's proportionate share in the pension obligation. The Company funds other postretirement benefits when incurred.

Defined Contribution Plans

The Company's contribution to the defined contribution plans is predetermined by the terms of the plan, which outline how much is to be contributed for each member for each year. The contributions required to be made by the Company for any year are charged as an expense in that year.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. Subsequent changes in the tax laws or rates require adjustment

2. Summary of Significant Accounting Policies (continued)

to these assets and liabilities with the cumulative effect included in the statement of income for the period in which the change was enacted. A deferred tax valuation allowance is established when in the judgment of management it is more likely than not that all or a portion of deferred tax assets will not be realized.

The Company recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

Fair Value Measurements

The Company measures many of its assets and liabilities on a fair value basis. Fair value is used on a recurring basis for certain assets and liabilities in which fair value is the primary basis of accounting. Fair value is also used for financial assets and liabilities for disclosure purposes in accordance with Accounting Standards Codification ("ASC") 825, *Financial Instruments*. Depending upon the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating the instrument's fair value. These valuation techniques and assumptions are in accordance with the standards.

Fair Value Hierarchy

The Company follows the accounting standard which establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2 – Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in inactive markets, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

2. Summary of Significant Accounting Policies (continued)

Level 3 – Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially valued at transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using pricing models, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

3. New Accounting Policies

Recently Adopted Accounting Standard

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-6, *Improving Disclosures about Fair Value Measurements.* This amends ASC 820 to clarify existing requirements regarding disclosures of inputs and valuation techniques and levels of disaggregation. This guidance provides users of financial statements with additional information concerning the following: (i) significant transfers in and out of Levels 1 and 2 and description of the reasons that such transfers were made; and (ii) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales, issuances and settlements (rather than as one net number). This disclosure requirement is effective for the Company as of October 31, 2011 and did not have material impact on the Company's financial statements.

In April 2011, the FASB issued ASU 2011-03, *Reconsideration of Effective Control for Repurchase Agreements*. The amendments in this Update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The adoption of these amendments in 2011 did not have material impact on the Company's financial statements.

3. New Accounting Policies (continued)

Pending Accounting Pronouncement

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income*. The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The Company is required to adopt this new presentation in its financial statements as of October 31, 2012.

4. Securities and Other Financial Instruments Owned and Securities Sold, Not Yet Purchased

Securities and other financial instruments owned, including those pledged to creditors or clearing brokers and securities held in special reserve accounts for the exclusive benefit of customers, and securities sold but not yet purchased at October 31, 2011 consist of the following at fair value (in thousands):

	Owned	Sold, Not Yet Purchased
U.S. Government bonds	$ 6,401,887	$ 3,359,652
U.S. Corporate and convertible bonds	697,246	28,385
U.S. common and preferred shares	504,612	111,765
Commodities	2,655,565	–
Municipal bonds	124,017	–
Exchange traded equity options	41	–
	$ 10,383,368	$ 3,499,802

Securities owned, pledged to creditors or clearing brokers, represent proprietary positions, which have been pledged as collateral to counterparties or to clearing brokers. Such collateral is pledged on terms that permit the counterparty or clearing broker to sell or repledge the securities to others subject to certain limitations.

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at October 31, 2011 consist of the following (in thousands):

	Receivable	Payable
Securities failed-to-deliver/receive	$ 46,455	$ 17,209
Receivable from/payable to clearing brokers	192,494	638,898
	$ 238,949	$ 656,107

These amounts arise from securities transactions executed for customers or the proprietary trades of the Company. The Company may be exposed to settlement risk associated with these transactions in the event that its clearing agents or customers are unable to satisfy their contracted obligations.

6. Related Party Transactions

The Company maintains demand deposit bank accounts with the Bank. At October 31, 2011, the balances in these bank accounts totaled approximately $4.3 million.

In the normal course of business, the Company executes securities transactions on behalf of the Bank and its affiliates. As of October 31, 2011, the Company has approximately $1,154.1 million in unsettled trades related to these trading activities, which are included in net payable to brokers, dealers and clearing organizations.

Additionally, the Company earned commissions of approximately $2.1 million related to equity agency trading introduced to the Company by an affiliated company, TD Securities, Inc., which are included in security commissions in the statement of income. There are no amounts due from this affiliate at year end.

The Company has incurred certain distribution expenses charged by the Bank and affiliates of the Company. For the year ended October 31, 2011, such expenses totaled approximately $23.2 million. There are no amounts due to the Bank and/or affiliates at year end.

6. Related Party Transactions (continued)

The Company acts as an agent on behalf of the Bank and its subsidiaries in connection with asset management related to proprietary trading activities and the distribution of certain financial instruments. In this capacity, the Company earned approximately $68.4 million (included in asset management and distribution commissions in the statement of income) during the year ended October 31, 2011. The Company also syndicates loans which the Bank and its subsidiaries participate in and performs financing transactions with affiliates, for which the Company earned approximately $9.6 million (included in syndication fees in the statement of income) during the year ended October 31, 2011. In connection with such asset management and loan origination and syndication activities, the Company accrued approximately $17.7 million of commissions and fees which are reflected as receivable from affiliates in the statement of financial condition.

During the year, the Company entered into certain repurchase and resale agreements with the Bank. At October 31, 2011, the aggregate fair values of such securities sold under agreements to repurchase and the securities purchased under agreements to resell, were approximately $1,013.2 million and $442.6 million, respectively. The average maturity of these agreements is approximately less than three weeks. Furthermore, the aggregate contract values of such securities sold under agreements to repurchase and securities purchased under agreements to resell, including accrued interest, were approximately $1,017.7 million and $442.1 million, respectively. During fiscal 2011, the Company was charged approximately $2.8 million in interest by the Bank for securities sold under agreements to repurchase arrangements and earned approximately $0.67 million in interest from the Bank for securities purchased under agreements to resell arrangements. These are included in interest and dividends in revenues and expenses in the statement of income.

The Company has an existing $11.0 billion unsecured revolving line of credit agreement with Toronto Dominion Holdings (USA) Inc., of which $6.0 billion was drawn as of October 31, 2011. Loans drawn under the line of credit bear interest at current money market rates. Interest expense on loans drawn under this line totaled approximately $17.68 million for the year ended October 31, 2011.

7. Employee Benefits

The Bank has a noncontributory defined benefit pension plan (the "Pension Plan") which covers full-time employees of the Company and the Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation and other factors, is currently being funded through a trust (the "Trust") established under the Pension Plan. Funding of retirement costs for the Pension Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

The Bank also provides postretirement medical, dental and life insurance (the "Postretirement Plan"), which covers full-time employees of the Company and the Bank upon reaching normal retirement age.

The Company participates in the Pension Plan and the Postretirement Plan (collectively "the Plans") with other Bank affiliates and amounts disclosed in this note is the Company's portion only unless otherwise disclosed. The following tables set forth the financial position of the Plans at October 31, 2011. Change in benefit obligations and reconciliation of funded status represent the obligations of the Company related to the Plans.

Change in plan assets represents assets of the Plans and are for the benefit of employees of the Company (in thousands).

	Year Ended October 31, 2011	
	Pension Benefit Plan	**Postretirement Benefit Plan**
Change in projected benefit obligation		
Projected benefit obligation at beginning of year	$ 27,740	$ 18,103
Service cost	127	753
Interest cost	1,462	913
Actuarial losses/(gains) and plan changes	657	(2,528)
Benefits paid	(489)	(544)
Projected benefit obligation at end of year	$ 29,497	$ 16,697
Change in plan assets		
Fair value of plan assets at beginning of year	$ 19,993	$ –
Actual return on plan assets	1,269	–
Company contributions	719	–
Benefits paid	(489)	–
Fair value of plan assets at end of year	$ 21,492	$ –

7. Employee Benefits (continued)

Pension Plan assets as of October 31, 2011 and the actual return on investments during fiscal 2011 were allocated among the members of the Plan in proportion to their projected benefit obligation as of October 31, 2011. In addition, the Company was allocated a portion of the Plans' actuarial gains (losses) in proportion to the expected returns, and benefit payments were allocated in proportion to the expected benefit payments.

The assumptions used to calculate fiscal 2011 expense are as follows:

	Weighted-Average Assumptions as of October 31, 2011	
	Pension Benefit Plan	**Postretirement Benefit Plan**
Discount rate	5.30%	5.10%
Expected return on plan assets	7.00%	–
Rate of compensation increase	4.25%	4.00%

The assumptions used to calculate fund status as of October 31, 2011 are as follows:

	Weighted-Average Assumptions as of October 31, 2011	
	Pension Benefit Plan	**Postretirement Benefit Plan**
Discount rate	5.10%	5.10%
Expected return on plan assets	7.00%	–
Rate of compensation increase	3.50%	3.50%

In determining the expected long-term rate of return on plan assets, the Company considers the current level of expected returns on risk-free investments (primarily government bonds), the historical level of risk premiums associated with other asset classes and the expectations of future returns over a 20-year time horizon on each asset class, based on the views of leading financial advisors and economists. The expected return for each asset class is then weighted based on the plan's target asset allocation. Consideration is also given to expectations of value added by active management net of investment expenses.

7. Employee Benefits (continued)

The Pension Plan assets are held in a trust. Pension Plan fiduciaries set investment policies and strategies for the Pension Plan. Long-term strategic investment objectives include preserving the funded status of the Pension Plan and balancing risk and return. The Pension Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations. Pension Plan assets within the Trust is for the entire Pension Plan and consist of the following (dollars in thousands):

	Fair Market Value	Percentage
Mutual funds		
Money market	$ 53	0.2%
Debt and equities	29,995	99.8%
Total	$ 30,048	100.0%

The strategic target of Pension Plan asset allocations is as follows:

	Target Asset Allocation
Equity securities	65%
Debt securities	35%

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Valued at the net asset value ('NAV") of shares held by the plan at year end as reported in an active market, and thus, fall under Level 1 hierarchy of fair value measurement.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Pension Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7. Employee Benefits (continued)

The expected employer contribution for the next fiscal year ending October 31, 2012 total $1.34 million. The expected benefit payments of the Company are as follows (in thousands):

Year Ending October 31:	
2012	$ 511
2013	562
2014	615
2015	713
2016	782
Next five years	5,393

In March 2010, the Patient Protection and Affordable Care Act ("PPACA" or "the Act") was signed into law. One of the items that the PPACA implemented was as excise tax on high cost postretirement plans. As a result of PPACA, for the year ended October 31, 2011, the Company has recognized postretirement expense and additional postretirement obligation of approximately $3.4 million.

The Company recognizes the changes in the net funded or unfunded plan assets immediately to income or expense. For the year ended October 31, 2011, the Company recognized pension expense of approximately $1.0 million and postretirement expense of approximately $2.5 million, which included the impact of the Act.

For measurement purposes in the Postretirement Plan, an 8.40% annual rate of increase in the per capita cost of health care benefits was assumed for the year 2011 – 2012. The rate is assumed to decrease gradually to 5.0% for 2020 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects (in thousands):

	One-Percentage Point Increase	**One-Percentage Point Decrease**
Effect on total of service and interest cost components for the year ended October 31, 2011	$ 367	$ (284)
Effect on postretirement benefit obligation	2,953	(2,367)

7. Employee Benefits (continued)

Effective January 1, 2009, the Company made the decision to freeze the Pension Plan for highly compensated employees, as defined by the Internal Revenue Service, based on the employees' fiscal 2007 total compensation. Those employees considered non-highly compensated and who continue earning pension benefits as elected during fiscal 2006 retirement choice period will continue to accrue benefits under the Pension Plan with a minimum guaranteed per month payable as a life annuity. In place of the Pension Plan, the Company's defined contribution 401(k) was enhanced, with the benefits, rights and features of the 401(k) plan remaining substantially the same.

The Bank's contribution retirement plan (401(k) savings plan) covers most of the employees of the Company and the Bank. The defined contribution expense recorded by the Company was approximately $4.7 million in fiscal 2011.

As discussed in Note 2, the Company provides a stock-based pay in the form of RSUs. As of October 31, 2011, the outstanding number of awards granted was 0.8 million shares and the related liability was approximately $44.4 million. The amount vested and paid during the year was approximately $11.0 million. For the year ended October 31, 2011, compensation expense related to RSUs was approximately $16.8 million.

8. Subordinated Loans

The Company owes its Parent the following amounts pursuant to subordination agreements approved by the FINRA:

Amount	Maturity	Rate
$ 335,000,000	09/30/12	1-month LIBOR + 1/8 of 1%
$ 250,000,000	05/31/12	1-month LIBOR + 1/8 of 1%
$ 500,000,000	05/31/12	1-month LIBOR + 1/8 of 1%

The loans are subordinated to claims of general creditors and are included by the Company for purposes of computing net capital under the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. Subordinated Loans (continued)

For the year ended October 31, 2011, the Company was charged approximately $3.92 million in interest by the Parent on the above loans. Included in accrued expenses and other liabilities as of October 31, 2011 is approximately $.01 million of interest payable to the Parent for such subordinated loans.

9. Fair Value Measurements

The following table presents as at October 31, 2011, the level within the fair value hierarchy for each of the financial assets and liabilities accounted for at fair value on a recurring basis (in thousands):

Description	Total	Level 1	Level 2	Level 3
Securities and other financial instruments owned				
U.S. Government bonds	$ 6,401,887	$ 6,401,887	$ –	$ –
U.S. corporate and convertible bonds	697,246	–	697,246	–
U.S. common and preferred shares	504,612	504,612	–	–
Commodities	2,655,565	2,655,565	–	–
Municipal bonds	124,017	–	124,017	–
Exchange traded equity options	41	41	–	–
	$ 10,383,368	$ 9,562,105	$ 821,263	$ –
Securities sold not yet purchased				
U.S. Government bonds	$ 3,359,652	$ 3,359,652	$ –	$ –
U.S. corporate and convertible bonds	28,385	–	28,385	–
U.S. equities sold short	111,765	111,765	–	–
	$ 3,499,802	$ 3,471,417	$ 28,385	$ –

9. Fair Value Measurements (continued)

The table below represents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from November 1, 2010 to October 31, 2011 (in thousands):

Description	Beginning Balance	Sale	Total Realized and Unrealized Gains or Losses	Transfers In and/or (Out) of Level 3	Ending Balance	Unrealized Gains or (Losses) for Level 3 as of October 31, 2011
Municipal bonds	$ 36,146	$ (36,146)	$ –	$ –	$ –	$ –

In 2011, the Company sold its' Level 3 municipal bond position The sale did not result in any gain or loss as the sale price was equal to its book value. There were no purchases or issuances within the level 3 category during the year.

All assets and liabilities of the Company which qualify as financial instruments under ASC 825 are carried at amounts which approximate their fair values.

10. Securities Received as Collateral

In the normal course of business, the Company obtains securities under resale and securities borrowed agreements on terms that permit it to repledge or resell the securities to others. At October 31, 2011, the Company obtained and had available securities with a fair value of approximately $23.9 billion on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales. In the statement of financial condition, such amounts are reported net of approximately $9.27 billion, pursuant to legally enforceable master netting agreements.

11. Income Taxes

The Company, its Parent, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, Toronto Dominion Holdings (USA) Inc. arranges for the payment of U.S. federal income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from Toronto Dominion Holdings (USA) Inc.

11. Income Taxes (continued)

based upon its U.S. federal tax liability calculated as if it were to file a separate tax return. Since TDSL is treated as a disregarded entity for U.S. tax purposes, TDSL files combined state and local income tax returns with its Parent, as well as stand-alone returns in multiple jurisdictions.

The Company recognizes the federal, state and local deferred taxes associated with such temporary differences. The deferred tax asset of $39.5 million consists primarily of deferred compensation, foreign related party interest, and foreign tax credit carry forwards. The Company has recorded a valuation allowance of $12.8 million related to a foreign tax credit carry forward of $19.6 million for which management believes it is more-likely-than-not that the Company will not realize this deferred tax asset. The $12.8 million valuation allowance comprises a $10 million valuation allowance recorded at October 31, 2010 and an additional $2.8 million valuation allowance recorded at October 31, 2011. The foreign tax credit carry forwards begin to expire in 2016.

The significant components of the provision for incomes taxes for October 31, 2011 consist of the following (in thousands):

Current	
Federal	$ (26,680)
State and local	(7,781)
Foreign	4,283
Total current	(30,178)
Deferred	
Federal	(2,673)
State and local	(2,108)
Total deferred	(4,781)
	$ (34,959)

11. Income Taxes (continued)

The following table reconciles the expected federal income tax expense (computed by applying the federal statutory tax rate to income before taxes to recorded income tax expense during the year ended October 31, 2011 (in thousands):

Computed federal tax expense	$ (32,089)
State income tax expense (net of federal benefits)	(5,656)
Permanent adjustments	(358)
Foreign income taxes	4,283
FTC and valuation allowance	(1,497)
Return to accrual true-up adjustment	1,295
FIN 48 accrual	54
Revaluation of deferred taxes	(753)
Other	(238)
Recorded income tax expense	$ (34,959)

ASC 740-10, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

At October 31, 2011, the Company had approximately $0.5 million of unrecognized tax benefits, of which $0.3 million would affect the Company's effective tax rate if recognized. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at beginning of year	$ 461
Additions based on tax positions related to current year	–
Reductions of tax positions of prior years	–
Settlements with taxing authorities	–
Reductions due to lapse of statute of limitation	–
Balance at end of year	$ 461

The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. At October 31, 2011, the Company had accrued $554,000 for interest, net of tax effect.

11. Income Taxes (continued)

The Company operates in the U.S., Canada and other tax jurisdictions, and various years ranging from 2005-2011 remain subject to examination by tax authorities. The Company does not expect significant changes in the total amount of unrecognized tax benefits to occur within the next 12 months.

12. Regulatory Requirements

As a registered broker-dealer and member of the FINRA, TDSL is subject to the Uniform Net Capital Rule of the SEC and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $1,000,000 or 2% of aggregate debit items, as defined.

At October 31, 2011, TDSL's net capital, as defined, was approximately $543.3 million, which exceeded the minimum requirement by approximately $542.3 million. The percentage of net capital to aggregate debit items was 3,722%.

As of October 31, 2011, U.S. Treasury securities with a market value of approximately $44.69 million have been segregated in a special reserve bank account for the exclusive benefit of customers, in accordance with Rule 15c3-3 of the SEC.

The Company has entered into appropriate proprietary accounts of introducing broker-dealers ("PAIB") agreements with its clearing firms and the clearing firms have not given notice to the Company that they did not maintain adequate PAIB reserves in order for the Company to classify its proprietary accounts held at the clearing firms as allowable assets in the Company's net capital computations.

13. Derivative Instruments

The Company trades and takes proprietary positions in listed futures over the counter swaps and options. The Company uses these instruments for trading, as well as for asset and liability management. The Company manages its trading positions by employing various risk mitigation strategies. These strategies include diversification of risk exposures. The Company manages the market risk associated with its trading activities on an individual product basis.

13. Derivative Instruments (continued)

Credit risk with respect to derivative instruments arises from the failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the derivative contracts reported as assets. The fair value of a derivative represents the amount at which the derivative could be exchanged in an orderly transaction between market participants.

As of October 31, 2011, the Company had the following future contracts outstanding (dollars in thousands):

	Number of Contracts Outstanding		Market Value	
	Long	Short	Long	Short
Eurodollar	9,439	16,502	$ 1,058	$ (1,014)
Interest rates	4,296	17,664	259	1,328
Commodity	41	13,174	(93)	28,983
Equity	–	4,415	–	12,752
Total	13,776	51,755	$ 1,224	$ 42,049

Changes in the market value of these futures transactions are settled on a daily basis and recognized in the statement of income. Net realized loss from futures transactions during the year was approximately $385.31 million and reflected in net loss from principal transactions in securities in the statement of income.

14. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company enters into off-balance sheet transactions in relation to its proprietary trading activities to reduce its exposure to market risk. Transactions include the sale and purchase of exchange traded options and futures contracts and other agreements to exchange payments based on a gross contractual amount.

14. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

Off-balance sheet contracts are valued at fair value and the related profit or loss is reflected in net loss from principal transactions in securities in the statement of income. The Company monitors its positions continuously to reduce the risk of future loss due to changes in market value of its financial instruments or failure of counterparties to perform.

Transactions in futures contracts are conducted through regulated exchanges which have margin requirements, and are settled in cash on a daily basis for the net gain or loss, thereby minimizing credit risk.

The Company's financing activities require that it accept and pledge securities as collateral for secured financing, such as securities purchased under agreements to resell and securities sold under agreements to repurchase. The Company monitors the market value of such collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists.

In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

The Company conducts business with banks and other brokers and dealers located primarily in the New York metropolitan area and Canada on behalf of its customers and for its own account.

The Company's customer base and trade counterparties are located primarily in the United States and Canada.

Securities sold not yet purchased represent obligations to purchase specified securities at a contracted price. Accordingly, these transactions may result in unrecorded market risk, as the Company's obligation to purchase these securities in the market may exceed the amount recognized in the statement of financial condition.

Each of the Company's clearing brokers extends credit to the Company, based upon both the market value and the profile of the securities which each of the clearing brokers holds in a custody arrangement for the Company.

15. Commitments and Contingencies

The Company leases office space under non-cancelable operating leases that expire in the year 2021, with provision for renewal. The rent expense for fiscal 2011 was approximately $9.5 million. Rental payments may be adjusted for increases in operating expenses and real estate taxes.

Future minimum payments under the Company's leases as of October 31, 2011 are as follows (in thousands):

2012	$ 10,149
2013	10,202
2014	10,208
2015	10,221
2016	10,445
Thereafter	48,393
Total	$ 99,618

In the normal course of its business, the Company has been named a defendant in a number of lawsuits and other legal proceedings. After considering all relevant facts, available insurance coverage and the advice of counsel, in the opinion of management, such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position, but may be material to the Company's operating results for any particular period, depending on the level of income for such period.

Supplemental Information

Schedule I

TD Securities (USA) LLC

Computation of Net Capital Pursuant to Rule 15c3-1

October 31, 2011
(In Thousands)

Total member's equity		$ 112,108
Allowable subordinated liabilities		1,085,000
Other deductions		–
Total capital and allowable subordinated liabilities		1,197,108
Deductions and/or charges:		
Nonallowable assets (see Schedule III)	$ 196,097	
Commodity futures and spot commodities proprietary capital charges	165,053	
Other deductions and/or charges	108,445	
Total deductions and/or charges		469,594
Net capital before haircuts on securities positions		727,514
Haircuts on securities (computed where applicable, pursuant to Rule 15c3-1 (f)):		
State and municipal government obligations	6,866	
Corporate obligations	92,586	
U.S. and Canadian government obligations	38,346	
Arbitrage	25,376	
Stocks and warrants	72	
Other securities	20,957	
Total haircuts		184,203
Net capital		$ 543,311

Statement pursuant to paragraph (d) (4) of Rule 17a-5

There are no material differences between the above computation of net capital under Rule 15c3-1 and the Company's unaudited October 31, 2011 amended FOCUS Report, filed on December 15, 2011.

TD Securities (USA) LLC

Computation of Alternative Net Capital Requirement Under Rule 15c3-1

October 31, 2011
(In Thousands)

2% of combined aggregate debit items	$ 292
Minimum dollar net capital requirement of reporting broker or dealer	$ 1,000
Net capital requirement	$ 1,000
Excess net capital	$ 542,311
Percentage of net capital to aggregate debit items	3,722%
Percentage of net capital, after anticipated capital withdrawals to aggregate debit items	3,722%
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ 542,111

TD Securities (USA) LLC

Statement of Assets Deemed Nonallowable in Computing Net Capital Under Rule 15c3-1

October 31, 2011
(In Thousands)

Receivable from brokers or dealers and clearing organizations	$ 4,777
Receivable and from affiliates	33,428
Securities owned not readily marketable	71,969
Taxes receivable	20,414
Deferred tax assets, net	39,513
Fixed assets, net	16,456
Other assets	9,540
	$ 196,097

TD Securities (USA) LLC

Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to SEC Rule 15c3-3

October 31, 2011
(In Thousands)

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ 14,690
Credit balances in firm accounts which are attributable to principal sales to customers	4,396
Customers' securities failed to receive	2,620
Total 15c3-3 credits	21,706
Debit balances	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	13,029
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	–
Failed to deliver of customers' securities not older than 30 calendar days	1,567
Aggregate debit items	14,596
Less 3% (alternative method)	(438)
Total 15c3-3 debit items	14,158
Excess of total credits over total debits	$ 7,548
Amount held on deposit in "Reserve Bank Account," including value of qualified securities, at end of reporting period	$ 44,685

Statement pursuant to paragraph (d) (4) of Rule 17a-5

There are no material differences between the above computation for determination of reserve requirements under Rule 15c3-3 and the Company's unaudited October 31, 2011 amended FOCUS Report, filed on December 15, 2011.

TD Securities (USA) LLC

Information for Possession or Control Requirements Under Rule 15c3-3

October 31, 2011

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ –
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ –
A. Number of items	None
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	Yes

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Member and Board of Directors
TD Securities (USA) LLC

In planning and performing our audit of the financial statements of TD Securities (USA) LLC (the "Company") as of and for the year ended October 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, Board of Directors, management, the SEC, Financial Industry Regulatory Agency and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

December 15, 2011

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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